Filed Pursuant To Rule 433

Registration No. 333-275079

November 29, 2023

Zach Pandl on Expanding Investor Views on the Crypto Universe with FTSE Russell

00:00:01:10 - 00:00:37:03

Kristen Mierzwa

Hi. Thank you for joining us today. My name is Kristen Mierzwa. Well, I'm the head of Digital Asset Digital Assets for FTSE Russell, and I'm joined today with Zach Pandl, who is the managing director and head of research for Grayscale. We're here today to talk to you about our partnership in the FTSE Grayscale crypto sector indices just All right, okay, I'm going to do the same thing that you hear at the beginning of any webinar are at the bottom of your screen.

00:00:37:03 - 00:01:09:15

Kristen Mierzwa

You've got tools if you need to ask a question. There's also attachments included at the bottom, including this presentation. So you can download that at any time. The presentation will be on demand. So you can use the same link that you used today to get to this presentation and the attachments will be included as well. All right, let's kick it off with, you know, who Zach and Kristen are now the important information and I'm going to pass it over to Zach.

00:01:09:17 - 00:01:45:18

Zach Pandl

Great. Thanks, Kristen. Great to be on with all of you. Grayscale is a crypto specialist asset manager offering 17 different digital asset investment access products, the oldest of which and largest of which the Grayscale Bitcoin Trust GBTC is now ten years old. And so our goal with this, this project, the Crypto Sectors project, is really twofold for our existing investors that have some exposure to crypto maybe through GBTC.

00:01:45:21 - 00:02:13:08

Zach Pandl

We've long heard that they want to go beyond just Bitcoin, beyond Ethereum and understand the full spectrum of things that are happening in digital asset markets. And then second, for for new investors that don't have any exposure to crypto yet, we wanted to provide a comprehensive framework for what is happening in this ecosystem, all the investable assets and how they relate to the underlying technologies.

00:02:13:10 - 00:02:40:06

Zach Pandl

The idea here is really the same as you find in other financial markets, in equities and bond markets. Public equities for example, are classified by industry organized by something called the GICS system. What we're trying to do here is provide something similar for crypto assets, for digital assets, a basic framework that allows us to classify these individual investments and how they all fit together.

00:02:40:06 - 00:03:10:08

Zach Pandl

So really, the same goal that we find in public equity markets or any other markets and the partnership between Grayscale and FTSE really reflects the fact that FTSE Russell, of course, is an indexation expert with deep experience in traditional finance and working together allowed us to bring this sort of concept to life, bring the crypto sectors to life through a set of rigorous indexes with the same governance process around them that they would find for any other marketplace.

00:03:10:15 - 00:03:30:00

Zach Pandl

And these indexes can be used for performance measurement or risk management purposes for crypto investors. So crypto is a new space can be somewhat difficult to understand. We hope that through tools like this really anyone can confidently invest in the crypto marketplace.

00:03:30:02 - 00:04:07:06

Kristen Mierzwa

Right. Okay. So I'll just quickly go into index methodology today. What we've done with Grayscale is created a comprehensive sector series. And you know, when I started thinking about crypto or when I went on my crypto journey, I certainly understood Bitcoin and dug into the technology beyond that. But what made this asset class come to life for me was when I looked at our dataset and saw that we had assigned 39 subsectors to the data set.

00:04:07:08 - 00:04:29:22

Kristen Mierzwa

And then I started getting curious about what are these other protocols doing and what are the use cases for them. So we're going to go into that in detail or Zack's going to do that later about all of the crypto sectors that we've pulled together in this new index series. But first I'm going to walk you through a little bit on the index methodology.

00:04:29:24 - 00:05:02:15

Kristen Mierzwa

So what you see in front of you is the process that we apply to this index series every quarter. We start with the foundation of defining what is our crypto universe. There's over 10,000 different crypto protocols out there, probably way more, I'm sure every minute there's something new being invented. But what FTSE’s done is take a look at the top 350 by market cap and worked with that as our eligible universe.

00:05:02:18 - 00:05:31:26

Kristen Mierzwa

So starting on the left hand side of your screen with our process, what's really the backbone is vetting those assets every quarter. So FTSE take a look at the assets and test some minimal viability tests. So I'll bring a couple of those to life things like we look at what is the developer activity on those different protocols. We want to make sure enough developers are looking to see if there's any bugs in the coding.

00:05:31:28 - 00:06:01:09

Kristen Mierzwa

We ensure that the digital assets are have robust custody capabilities so that investors would be able to actually hold the underlying assets. So there's many more criteria. And then one of the attachments is a guide to our vetting process. So if you're interested, I highly encourage you to take a look at that. But just know every quarter we're going through the entire universe and ensuring that these assets are appropriate for an index that would be linked to an investable product.

00:06:01:12 - 00:06:33:17

Kristen Mierzwa

The next thing we do is we take a look at those 39 subsectors that I had previously mentioned and what's a little bit different from what you see in traditional equity indices or traditional finance is we don't have a balance sheet for digital assets. So I can't just look at toppling revenue and assign a subsector. We have to do a full 360 degree review of the assets every quarter to ensure the protocol is properly classified.

00:06:33:19 - 00:07:00:17

Kristen Mierzwa

And we're typically looking at the protocols’ use cases to make that call. And then the next thing that Grayscale does is take those subsectors and then bundles them up into the five sectors in the index series. Why this process needs to take place every quarter is because our subsector universe can change. Actually, this December, we're adding two new subsectors to our universe and Grayscale

00:07:00:17 - 00:07:24:25

Kristen Mierzwa

will take the time and look through them and see the one of them need to go into the five sectors and just for. If you're curious, we're adding platform specific utility tokens and lending and borrowing platforms. The next step we take, take a look at every quarter is we apply the same kind of indexing methodology that we would in the equity world, and that's them invest ability screens.

00:07:24:28 - 00:07:55:27

Kristen Mierzwa

We want to make sure if we pull together a basket of assets that they're actually something that our clients can trade. So the first one is the liquidity screen, where we look back at the tokens in issue and make sure enough of them were traded over the previous quarter and a second screen that we apply that we developed specifically for this particular index series is we take a look at the market cap of the indices and ensure enough of that was treated over the previous months.

00:07:55:29 - 00:08:17:15

Kristen Mierzwa

And finally, we have this basket of assets that have passed all of this screening and have been classified correctly. And then we have to decide how do we want to weight these assets. And we came up with a methodology that's quite simply is the square root of the market cap. So I'm going to go into that on the next slide.

00:08:17:15 - 00:08:53:26

Kristen Mierzwa

But I think you can see that there's a pretty rigorous process rules base that we're following every quarter to ensure that we've got some consistency in this new index series. Sorry, once you've asked. All right. What we're looking at here is the FTSE Grayscale Smart Contracts platform crypto sector index. That's a mouthful. And our our plan with you know, I was talking about why square root market cap is lots of ways you once you've got your basket how do you weigh it.

00:08:53:27 - 00:09:21:10

Kristen Mierzwa

We could have equal weighted it. We could have market cap weighted. We could have looked at ranking them and taken the top ten and simply used that in the basket. But what our goal here was to provide an elegant solution that worked across all five sectors, and we wanted to ensure we had diversification because you're you're looking at investing in a sector, not a specific asset by itself.

00:09:21:12 - 00:09:52:25

Kristen Mierzwa

We wanted to provide long term stability and we really want to capture that market trend. So if that sector is going up, we want to make sure we're participating in that. So we had to balance that and avoid overconcentration in one particular name. So what you see in front of you on the left hand side is if we simply market cap weighted that smart contract platform basket, Ethereum would end up being 70 74% of the allocation.

00:09:52:27 - 00:10:25:07

Kristen Mierzwa

But when we simply square root the market cap, it brings that exposure down to 25% while lifting the exposure in some of the smaller assets. And again, this is a really simple proportionate reweighting and it will be something that's long term and stable over time. So with that, now that we have a base of the index methodology and pass it back over to Zach and he's going to go through some interesting things with each one of the sectors.

00:10:25:09 - 00:10:50:14

Zach Pandl

Great, thank you so much, Kristen. And I just like to emphasize through Kristen's presentation that we were just applying the same rigorous methodology that FTSE Russell would use for any asset class to crypto. So important to follow all these rigorous steps on building an index that will ultimately be used for investment products. So this simple diagram is just the high level overview of the crypto sectors.

00:10:50:14 - 00:11:17:16

Zach Pandl

And let me just sort of name them from top to bottom. We have currencies, smart contract platforms, financials, consumer and culture and utilities and services. And we talk about the five crypto sectors which are these items in the center of that diagram, but really they're based on a comprehensive taxonomy of all the assets, all the investable assets in the in the crypto universe.

00:11:17:16 - 00:11:53:16

Zach Pandl

So some are applications, some are infrastructure, and then we divide them down further into subsectors. We're classifying these assets by the context of use of the tokens as it exists today on a kind of de facto basis. Public equities are classified by industry. We're classifying crypto tokens by their current de facto context of use. The crypto space is changing and sometimes the marketing promotional materials that these programs protocols are offering are different from the actual use case.

00:11:53:16 - 00:12:22:12

Zach Pandl

So we're trying to use actually what are these pieces of software, these tokens being used for today? And one thing I'd just like to highlight about the diagram, of course, bringing back a point that Kristen made is that, you know, many people are familiar with Bitcoin, but the goal here is really to just go beyond a Bitcoin and to demonstrate that, you know, what's happening in crypto, in public blockchain technology with distributed systems is much more than just cryptocurrencies.

00:12:22:12 - 00:12:51:20

Zach Pandl

The currency part is just one of the the five sectors. It's very important. We're incredibly enthusiastic here at Grayscale about Bitcoin, of course, but there's a huge spectrum of things happening beyond that through these remaining four sectors, and we're going to walk through each of those. So I'm going to go through each of the sectors. Let me just emphasize that there is a huge amount of detail that we could discuss, and I just refer you to the Grayscale website to the FTSE Russell website for much more detail.

00:12:51:20 - 00:13:18:22

Zach Pandl

I'm going to just offer a high level overview of each of these sectors here. So starting with the currencies sector, this is the largest and first sector and, and the one that includes Bitcoin assets in this sector serve the standard functions of money, a medium of exchange, a unit of account, a store of value. And really they're at the core of what crypto is all about.

00:13:18:22 - 00:13:52:11

Zach Pandl

You know crypto is about allowing us to make digital payments, digital transfers of value between parties without a centralized intermediary. So just like physical cash, you know, when we transfer physical cash, there's no need for an intermediary between two people. It's a peer to peer transaction. The and what Bitcoin demonstrated and what the protocols in this space show is that we can have that same feature transfer of value on a peer to peer basis in a digital way without a centralized intermediary.

00:13:52:14 - 00:14:16:15

Zach Pandl

Now, Bitcoin is still the largest part of this market. It's a little over 60% of our index weight. After we've done that square root adjustment that Kristen mentioned. But there are other protocols in this space that build on the basic concept of Bitcoin, either by offering faster, cheaper transactions or by incorporating some kind of privacy feature. So that's the currency's subject here.

00:14:16:18 - 00:14:44:15

Zach Pandl

If we could please flip to the next slide. Now, I'm going to talk about smart contract platforms. There is a lot of crypto jargon on this slide, so my goal really is to make this as intuitive as possible here. And of course there's much more detail up on our website. But what public blockchain technology allows us to do is offers a different way to structure online commerce.

00:14:44:17 - 00:15:22:17

Zach Pandl

And this approach, sometimes called a web3, is based on decentralized and open source software that runs programmatically through something called a smart contract. So really, the dream of web3 is that we can do all the same things that we do online today. So shopping, chatting with friends on social media, maybe playing video games, we can do all those same types of online activities, but without centralized intermediaries, or at least without as many centralized intermediaries that are controlling and owning our data.

00:15:22:19 - 00:15:54:05

Zach Pandl

So that will work through decentralized software and smart contracts. Now, how does that come to life, these smart contract platforms, the software in this space and their related tokens are really the basic processing infrastructure that allows that decentralized economy, if you will, to work. Some people will use an analogy to like the Apple App Store. If I have an iPhone or I want to download an application, I go to the App Store to put that on my device.

00:15:54:08 - 00:16:20:23

Zach Pandl

If I want a decentralized application, I want to do one of these decentralized activities online. Where do I go? I go to a smart contract platform, a blockchain. So just to highlight two assets in this space, Ethereum many people will know that's the largest smart contract platform and the largest segment of this crypto sector. Another notable competitor would be Solana, which is known for faster and cheaper transactions.

00:16:20:23 - 00:16:45:11

Zach Pandl

Both of those would be example of Layer One blockchains, just to use a piece of the jargon. Okay, I'm going to move on from there and start to talk about some of these applications. So if decentralized applications live on the blockchain, what are some of those applications? The first is finance or the financials crypto sector. Now, this is something that anybody can understand.

00:16:45:11 - 00:17:43:08

Zach Pandl

These are the basic functions of a finance, whether that's a banking or insurance just taking place in a decentralized, automated way in a blockchain context. And I think of these sort of protocols as showing us what the financial system will look like, what it can look like in the future as this technology is more fully developed, that a lot of finance can be run in an automated, decentralized way without the same role that we have today for a large intermediaries. Now, I think it's important to highlight that there are some risks here. For example, you know, some of the protocols are more centralized or less transparent than we would like to see the in the fullness of time. Now, encouragingly, you know, the weighting methodology that we use here, the square root weighting methodology as well as looking at the full breathe of assets, diversifies that that risk through the crypto sectors to some degree.

00:17:43:12 - 00:18:11:07

Zach Pandl

But it's just something important to keep in mind. But I think in the future what investors should think about is, you know, these assets are showing us what the future of finance could look like, a more decentralized finance, hopefully with lower costs and a smaller role for centralized intermediaries. If we could flip to the next slide. The next application is consumer and culture, the consumer and culture a crypto sector.

00:18:11:07 - 00:18:39:13

Zach Pandl

And I think of this as the most fun part of the technologies in this in this space, and probably where, in my personal opinion, where mainstream adoption will happen fastest and first with that remains to be seen. But that would be my own best guess. And the reason here is that the technologies are relatively well developed, relatively easy to understand, and they don't have the same sort of regulatory uncertainties that some other parts of crypto.

00:18:39:15 - 00:19:07:16

Zach Pandl

So what do we find here? We find things like video games, digital artwork, social media, you know, the kind of functions that the average consumer is going to use from these decentralized applications. And just maybe to help with intuition here, if you have kids or you're a video gamer yourself, you may be familiar with the in-game economies that we find in things like Roblox or Fortnite, where there's sort of money, there are things of value.

00:19:07:19 - 00:19:33:00

Zach Pandl

The dream of web3 applications in this space is that we will be able to have an open architecture version of the same thing where money and value is exchanged really across platforms rather than just in a single a game economy. So tokens like Axie Infinity would be a well-known part of this market. All the things happening in NFTs, we would put in the consumer and culture a crypto sector.

00:19:33:02 - 00:19:56:10

Zach Pandl

Okay, turning to the last side, last slide excuse me, utilities and services. This is the final of our five crypto sectors. This is really the picks and shovels of crypto, how a lot of protocols are expanded and able to function as well as they do. And it's incredibly diverse sector enormous amount of different things are happening in this space.

00:19:56:13 - 00:20:27:17

Zach Pandl

One example is what we call an oracle which provides data from out of a blockchain into a blockchain ecosystem. An example might be a blockchain application of a food delivery and management sort of system, food storage, for example. We're using a blockchain for that sort of application. We might want to know the temperature and time for which a piece of food was stored To bring that type of external information onto a blockchain, you need to use an oracle.

00:20:27:19 - 00:21:05:25

Zach Pandl

So that's the type of products that we use. The protocols and assets that we find in this space Web services, oracles, bridges, things that are helping the blockchain economy operate more efficiently, more effectively. And just one last comment on this space. We use the term utilities, but when we think of utilities in regulated markets and in traditional markets like public equities, for example, we think of utilities as maybe a regulated business, something that is correlated to yield and oftentimes a more conservative, safer part of the of the market.

00:21:05:28 - 00:21:27:10

Zach Pandl

I wouldn't say those same analogies apply here. These can be some of the fastest growing parts of crypto. They're utilities in the sense that they function in between lots of the other parts of the space and are used by different types of protocols, but they're not utilities in that same regulated way as you would think in public equities or in the sense that they're conservative investments.

00:21:27:10 - 00:21:55:28

Zach Pandl

I think these can be one of the higher return, higher volatility parts of the market. So those are the five crypto sectors currencies, smart contract platforms, financials, consumer and culture and utilities and services. And really the point of this exercise is to demonstrate that there's a huge diversity of things happening in crypto, beyond currencies, beyond Bitcoin and really a whole kind of economy of software functioning together.

00:21:56:00 - 00:22:19:17

Zach Pandl

And from an investment return standpoint, there are also lots of differences. It's not just the technology that's different, it's the investment returns that are different. And that's what we're trying to help with here. With Grayscale and FTSE. Russell This last chart just demonstrates that idea. This shows the relative returns of the different sectors of different crypto sectors over the last year.

00:22:19:19 - 00:22:47:29

Zach Pandl

And you can see from the pattern that sometimes one market is leading currencies or smart contracts in other months other parts of the market are leading. And so this changing rotation in market leadership as the crypto recovery broadens and expands the same type of thing that we would see and be able to demonstrate with indexes in public equities, we can see that and demonstrate that with the crypto sector indices that we've developed.

00:22:48:02 - 00:22:50:26

Zach Pandl

So I will pause there and pass it back to Kristen.

00:22:50:29 - 00:23:14:23

Kristen Mierzwa

Thanks, Zach. That was great. So I do love this slide. It really brings it all to life. I think for people knowing it, it's much more beyond Bitcoin and Ethereum. We have time for Q&A, but really quick, just wanted to say if you want to learn more, you're welcome to visit our website or contact us directly. We're going to put out a poll right now.

00:23:14:23 - 00:23:40:04

Kristen Mierzwa

And that's just if you do want someone to contact you directly, they'll be an opportunity for you to opt in to that or send us your email address. And again, I'll say everything is available all on demand, including all the attachments that should be below on your screen. So with that, let's see what we've got in terms of questions.

00:23:40:06 - 00:24:04:03

Kristen Mierzwa

Okay, Zach, I think I'm going to ask them for you because I don't know if you can see the questions that have come in. So just let me a couple of questions about do we see change or growth in the sectors? Is historical data available and do you want to take the first part? I can do the data part.

00:24:04:05 - 00:24:27:15

Zach Pandl

Yeah, absolutely. I would say there should be growth and a lot of differentiation across this space. So if we look at the marketplace today, one way to think about this is that the oldest and largest protocols are in the currencies part of the market. That's where Bitcoin started. That's where Bitcoin's competitors and some of its forks are located.

00:24:27:18 - 00:24:53:14

Zach Pandl

But most new tokens are in other places in the market, in financials and consumer and culture and utilities and services type of applications. So I think that we will see, well we are seeing. More tokens are being issued and growth over time and some shifting of the size of the market away from what people in crypto would call Bitcoin dominance or currency dominance to some of the other parts of the market.

00:24:53:14 - 00:25:17:01

Zach Pandl

So I think that there will be, you know, a transition along those lines over time. More tokens added to each sector, probably particularly in the applications part of the of the marketplace and probably some difference in growth rates across some of these things. We may need to add subsectors in particular over time as the breathe of a protocol's expands.

00:25:17:04 - 00:25:55:19

Kristen Mierzwa

That's great. And back on the data question we had showed on your five sector slides, an index code and a Bloomberg ticker, the data is available on Bloomberg. So if you have a Bloomberg terminal, you can go see it or you can go through the pool or contact us and we'd be happy to share that data with you so you can take a look at what's inside each one of the five sectors and get you some historical values there and just looking through the questions.

00:25:55:22 - 00:26:11:29

Kristen Mierzwa

There's a couple of questions in general about why using the square root market cap and what happens if smaller coins have too much influence on the index. Zach I don't know if you want to do it, you can start and I can add on or I'm happy to.

00:26:12:01 - 00:26:39:22

Zach Pandl

I'll just make one quick comment and that we avoid some of those problems by the initial filtering criteria. So we're not taking 10,000 assets, 20,000 assets, however many crypto tokens there are in the universe. We're really just taking the things that are trading with sufficient volume on major exchanges across the world. So screening for both market cap, you know, by exchange quality, by market cap by liquidity.

00:26:39:28 - 00:27:18:13

Zach Pandl

And so we mitigate some of those problems that you would find if we were using very small tokens. I do think a weighting methodology along these lines is the best outcome for investors. You know, it is possible to get exposure to Bitcoin, for example, through other means, through things like the GBTC, a product that's that already exists at the point of our crypto sectors effort is to give more breathe of exposure, understanding to investors. And so I think down weighting those most dominant tokens makes a lot of sense and we mitigate some of those issues by other elements of the methodology.

00:27:18:15 - 00:27:46:04

Kristen Mierzwa

Yeah, very well said. And the only thing else I would add on with this square root of market cap is, you know, this this is a methodology that's been around for a long time that from a FTSE perspective, it's the first time we've implemented it in an index series. And I think it's so interesting because it is that simple mathematic transformation from market cap and just kind of dialing down those that large needs in this small needs proportionately.

00:27:46:07 - 00:28:08:01

Kristen Mierzwa

And again, with our goal, we were looking to offer a diversified product set, meaning the assets inside each particular index would be diversified because you're looking at gaining exposure to an entire sector. We're not making bets on any one name within the sector. And this was just a really elegant solution that that's been working over the long term.

00:28:08:03 - 00:28:30:04

Kristen Mierzwa

And there is there there's a question about XRP and why it why it's not listed in the crypto index fund. That may be a question about a Grayscale product set. I don't if that rings a bell to you, Zach.

00:28:30:07 - 00:28:58:15

Zach Pandl

If anyone has further questions about individual Grayscale products as they exist today, please reach out to one of those emails on the on the slide here. We are more than happy to provide that that additional detail. We wanted this to be focused on crypto sectors, but of course we do have a large product suite available to investors today and we'd be happy to offer some further information one on one.

00:28:58:17 - 00:29:19:23

Kristen Mierzwa

Yeah, and I can say that XRP is certainly in our universe, so it is available to be included in one of the five sectors if it passes all of the process. So if that was, I couldn't quite tell from the questions. Sorry about that. We do have a question on how many of the assets from the 350 starting universe make it through.

00:29:19:26 - 00:29:22:10

Kristen Mierzwa

And Zach, I think you have that number.

00:29:22:17 - 00:29:54:00

Zach Pandl

145 as of today is the universe count and that's something that I expect to evolve over time. Again, we are applying market cap filters, exchange filters, liquidity filters. And so if a larger amount of assets passes our rigorous methodology, that universe would expand and vice versa. If assets no longer pass that that methodology by liquidity, for example, that universe would shrink. But it’s 145 assets as of today.

00:29:54:02 - 00:30:13:17

Kristen Mierzwa

Nice. And we've got a question about when we can expect to see these indices convert into ETFs and if they would ever be in the U.S., in Europe and Asia. And so what were maybe the product plans down the line?

00:30:13:19 - 00:30:48:23

Zach Pandl

Yeah. So I would say for people that are watching this closely, you know, the ability for investors in the U.S. or elsewhere to access crypto has evolved over time. You know, Grayscale really started the process of offering transparent, regulated, safe and secure access to crypto through our GBTC product ten years ago. And we are in the process of uplisting that product to NYSE, NYSE ARCA to trade as an ETF.

00:30:48:23 - 00:31:13:20

Zach Pandl

But that would be the first crypto ETF in the US market. You have a products like this in other markets outside of the U.S. So a little bit further than where I want to go with the conversation today. But that is a you know, an evolving part of the market important thing that's happening in crypto today. Grayscale, of course, at the center of that process with our GBTC fund.

00:31:13:22 - 00:31:25:16

Zach Pandl

But investors should look at that product at the full suite of products and very happy to again discuss further, you know, maybe offline, you know, where, where these things might go in the future.

00:31:25:18 - 00:32:02:00

Kristen Mierzwa

Yeah we mean that. Another question about it's kind of a play on that and they're asking about a geographical universe for inclusion based on the domicile of the particular investor. And so I think it's a lot what you were saying, I'll just add a little bit and then pass it back to you Zach, that of course we can we can filter by anyone's bespoke custody capabilities or if you have regulators in a particular country that have an approved list of assets, we can apply that to the starting universe.

00:32:02:00 - 00:32:11:06

Kristen Mierzwa

So there's a lot of customization that could be done from these factors on a case by case basis. Zach I don't know if you want to add to that.

00:32:11:08 - 00:32:50:15

Zach Pandl

Yeah, I Would. I would just add that this process is not designed for any one investor subset today. You know, crypto is a global phenomenon. These are Internet native assets. And so what we started from was a process that screened the assets for their availability to trade in reasonable size on exchanges that are providing us with sufficient transparency. So it's a global spectrum of assets and the ability for any one investor to access liquidity or custody for any one of these assets is going to differ by their jurisdiction.

00:32:50:17 - 00:33:03:25

Kristen Mierzwa

Yeah, and got a couple questions about when we're putting the assets or signing them to different sectors, would an asset ever have an opportunity to be in two sectors at the same time?

00:33:03:27 - 00:33:30:03

Zach Pandl

No. So we are allocating every asset to a specific sector. Now, just like in public equity markets, there are businesses that are, say, conglomerates that maybe do a variety of different things. They have a piece of the business that does online commerce. They have a piece of the business that does. Let's say, cloud services. And so different parts of the business may fit in a different a GICs sector in public equity markets.

00:33:30:06 - 00:33:50:27

Zach Pandl

And we will look to the dominant function of the business by revenue, for example, to classify a business in any one sector. And sometimes that can lead to, you know, slightly odd outcomes where you have a really diverse business. It's not obvious why it should be in one sector versus other. An interest data driven decision. We're doing exactly the same thing.

00:33:50:27 - 00:34:22:15

Zach Pandl

There are crypto protocols that maybe do a little bit of one financial function at a different, you know, some of a different function. We're trying to classify these protocols in a single category by their current dominance, de facto context of use. So mostly what is being used here and if it's a couple of things, we try to figure out the dominant use case and we'll use things like active addresses or the number of decentralized applications that have a particular focus to try to make that judgment.

00:34:22:15 - 00:34:35:21

Zach Pandl

If a project changes over time, we will review that on a quarterly basis in the same way again that an index provider would for public equities and consider moving categories if there has been in fact a meaningful change.

00:34:35:23 - 00:34:49:00

Kristen Mierzwa

So it's a modular approach. And we have a question about is there a total crypto index available. These indices are nice about, but how about combining them all together?

00:34:49:02 - 00:35:01:28

Zach Pandl

We have something in the works on that was not yet available on on Bloomberg. But of course that's a natural question and hopefully they have something for you there soon.

00:35:02:01 - 00:35:27:02

Kristen Mierzwa

Okay. Well, there's lots of questions, so we're going to end it here, but we will get back to you because we can, you know, one on one email everybody about these questions. And again, the replay is available, including all the attachments. Just use the original link from the invite and you'll be able to access everything and feel free to contact either Grayscale or FTSE directly.

00:35:27:02 - 00:35:40:14

Kristen Mierzwa

If you have questions about the methodology or if you're an interested in learning more, we'd be happy to share any kind of data that you'd like to see. So, Zach, thank you so much for being here today.

00:35:40:17 - 00:35:41:14

Zach Pandl

Thanks, Kristen

00:35:41:16 - 00:35:43:24

Kristen Mierzwa

Right. All right. Thanks. Bye.

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